  EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION COMPLETES PREVIOUSLY ANNOUNCED UPSIZED PRIVATE PLACEMENT OF SUBSCRIPTION RECEIPTS

TORONTO, ONTARIO — October 30, 2024 — Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”) announced today that it has completed its previously announced “bought deal” private placement (the “Private Placement”) of subscription receipts (“Subscription Receipts”). Pursuant to the Private Placement, the Company issued an aggregate of 125,000,000 Subscription Receipts at an issue price of C$0.40 per Subscription Receipt, for gross proceeds of C$50 million, which included 12,500,000 Subscription Receipts issued pursuant to the exercise, in full, of the Underwriters’ option granted to the Underwriters in connection with the Private Placement.

The Private Placement was co-led by Cormark Securities Inc. (“Cormark”) and TD Securities Inc., on behalf of a syndicate of underwriters including Desjardins Securities Inc., Haywood Securities Inc., Canaccord Genuity Corp., and Eight Capital (collectively, the “Underwriters”).

The Subscription Receipts were issued pursuant to a subscription receipt agreement dated October 30, 2024, among the Company, Cormark and Computershare Trust Company of Canada, as subscription receipt agent. Each Subscription Receipt represents the right of the holder thereof to receive, without payment of additional consideration or any further action on the part of the holder, one common share of the Company upon satisfaction of certain escrow release conditions, including the satisfaction or waiver of all conditions precedent to the completion of Company’s previously announced indirect acquisition of the remaining 40% interest in the Galena Complex in Idaho, USA (the “Acquisition”) pursuant to a purchase agreement (the “Purchase Agreement”) between the Company, an affiliate of Eric Sprott (“Sprott”) and Paul Andre Huet, as seller representative.

Closing of the Acquisition is expected to occur prior to the end of the year, subject to receipt of the relevant approvals from Company shareholders and the TSX and NYSE American and the satisfaction or waiver of other customary conditions to closing.

The proceeds from the Private Placement, less a portion of the Underwriters’ fees and expenses of the Underwriters, are being held in escrow pending the closing of the Acquisition. Following release of the proceeds from escrow, the Company intends to use the net proceeds of the Private Placement for growth initiatives at the Galena Complex, the payment of cash consideration to Sprott in accordance with the Purchase Agreement, the repayment of certain of the Company’s existing indebtedness, the payment of transaction expenses and for working capital and general corporate purposes.

The Subscription Receipts were offered by way of: (a) private placement in each of the provinces of Canada pursuant to applicable prospectus exemptions under applicable Canadian securities laws; (b) in the United States or to, or for the account or benefit of U.S. persons, by way of private placement pursuant to the exemptions from registration provided for under Rule 506(b) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions from applicable securities laws of any state of the United States; and (c) in jurisdictions outside of Canada and the United States as are agreed to by Americas and the Underwriters on a private placement or equivalent basis.

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The Subscription Receipts are subject to a four-month hold period under applicable securities laws in Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful. The securities have not been and will not be registered under the U.S. Securities Act, or under any securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, a U.S. person or person in the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high‐growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%‐owned Galena Complex in Idaho, USA, and is re‐evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov or www.americas‐gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416‐874‐1708	416‐848‐9503

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Cautionary Statement on Forward‐Looking Information:

This news release contains “forward‐looking information” and “forward-looking statements” (“forward-looking information”) within the meaning of applicable securities laws. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information includes, but is not limited to, the intended use of proceeds from the Private Placement and the expected timing of the closing of the Acquisition. Forward‐looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward‐looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; risks associated with the closing and implementation of the Acquisition; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the United States Securities and Exchange Commission on EDGAR. Americas does not undertake any obligation to update publicly or otherwise revise any forward‐looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, including regarding the closing and implementation of the Acquisition, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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